Atlantic American Corporation
4370 Peachtree Road, N.E.
Atlanta, Georgia 30319
(404) 266-5500

March 2, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:           Atlantic American Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 25, 2011
File No. 000-03722

Dear Mr. Rosenberg:

As follow-up to my letter of January 17, 2012 and after further telephone discussions with the staff of the Division of Corporation Finance (the “Staff”), Atlantic American Corporation (the “Company”) is now in a position to advise you that the Company has concluded that, at December 31, 2011, an other than temporary impairment existed in our investment in Gray Television, Inc. (“Gray”).  Accordingly, we believe this impairment is most appropriately recorded in the fourth quarter of 2011. Our basis for such determination follows.

As previously described to the Staff, we believe that Gray’s operations fundamentally changed in 2006 as  Gray transitioned from an acquirer of television stations to an operator of television stations.   At December 31, 2006, Gray’s common and Class A common stock closed at $7.02 and $7.95 per share, respectively, and the Company had an unrecognized gain in its Gray investment.  Similarly at December 31, 2007, Gray’s common and Class A common stock closed at $7.79 and $8.33 per share, respectively and the Company continued to maintain an unrealized gain in its investment.

The global economic slowdown which began in 2008 had a disproportionate effect on the television and other industries dependent upon advertising.  As a result, by the end of 2008, Grays’ common and Class A common stock closed at $0.40 and $0.58 per share, respectively, a loss of in excess of 90% of Gray’s indicated fair value.  This slowdown continued through 2009 but, at December 31, 2009, Gray’s stock prices experienced some recovery, with each class closing trading at December 31, 2009 at $1.50 per share.  The Company believes the market dislocation which occurred during 2008 and 2009 (as represented by, among other things, stock prices at December 31 of each year) were an anomaly and in many respects unprecedented.  The Company does not believe that loss in indicated fair value in one year of greater than 90% immediately followed in the subsequent year by an increase in indicated fair value of approximately 200% are not appropriate or fair indicators of reasonable fair values, nor the appropriate basis from which to evaluate an other than temporary impairment.

    Further, throughout 2010, Grays’ common and Class A common stock prices trended up above the December 31, 2009 closing price, generally in excess of $2.00 per share and even reaching prices in excess of $3.50 per share during the year.  Following additional challenges in economic conditions generally, and in Gray’s markets specifically, in late 2010, Gray’s common and Class A common stock closed trading at $1.87 and $1.77 per share, respectively, representing a subsequent inter-year change of 25% and 15%, respectively.  In light of the significant swings in valuation during 2010, especially when considered in the context of the immediately preceding  two year period of even more intense market dislocation, we believe that it was too premature to make a subjective determination with respect to an other than temporary impairment.

In 2011, Gray’s common and Class A common stock both traded up in comparison with the December 31, 2010 stock prices for the first seven months of the year; however, during the third quarter of 2011, the share prices began to decline, ultimately closing lower than even the December 31, 2010 prices.  At the end of the third quarter of 2011, our assessment was that a one to two month decline was not necessarily indicative of a trend but we began to more closely monitor valuation issues, and further evaluate the status of the investment in the fourth quarter of 2011.  Ultimately, the 2011 year end closing prices of Gray’s common and Class A common stock were below those of December 31, 2010.  Given, among other things, that Gray’s stock prices were moderating by the end of 2011 and the United States economy is now more than one year beyond the perceived end of the aforementioned global economic slowdown, and has begun to show signs of stabilization, in our opinion, a better determination can now be made with respect to a judgmental decision on an other than temporary impairment.

The Company is not adverse to recognizing significant other than temporary impairments when we believe that the facts warrant such.  The Company has a history of recognizing significant impairments in accordance with our accounting policies and generally accepted accounting principles.  With the exception of 2006 and 2010, in each year since 2002 we have recognized other than temporary impairments for certain of our investments.  In 2005 and 2008, our impairments aggregated $7.3 million and $4.0 million, respectively and resulted primarily from specific credit related issues.  Our December 31, 2010 assessments, generally speaking, did not result in any other than temporary impairments attributable to valuation issues, absent some other additional specifically identifiable matter such as a credit event, for the reasons described relating to Gray.

As a result of all of the foregoing, notwithstanding the fact that the Company remains confident in the operations of Gray and the value of its investment therein, and continues to have the intent and ability to hold its investment therein until a full recovery in market value, the Company intends to record an other than temporary impairment in Gray in the amount of $2.5 million at December, 31, 2011.

    The Company currently expects that it will also include in its results of operations in its Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Annual Report”) other than temporary impairments in certain of its investments other than Gray.  Again, our regular assessment has been completed and given the elapsed period since the global economic slowdown, we are recognizing other than temporary impairments in accordance with our accounting policies and generally accepted accounting principles.

In addition, the Company currently intends to file the 2011 Annual Report by its due date of March 30, 2012.  The Company believes that, in light of the fact that it has not released preliminary results for 2011 and it intends to file the 2011 Annual Report in the near future, the recordation of the impairment in the value of its investment in Gray at December 31, 2011 would be a more meaningful presentation for investors than recording an impairment in previously presented periods.  Recordation of an impairment in any other prior period, and the filing of amended reports for any required prior periods, would likely not be appropriately reviewed by investors in light of the pending filing of the more current 2011 Annual Report, particularly when there will be only minimal impact on the balance sheet considering the nature of the charge.  In addition, we believe recordation of the impairment at December 31, 2011 would be most likely to result in the appropriate timing for purposes of analyzing the Company, its current and expected and future results, and prospects.

We sincerely appreciate your consideration of the information contained herein.  Should you have additional questions on this matter, please do not hesitate to contact me at (404)266-5501.

Sincerely,

/s/John G. Sample, Jr.
Senior Vice President and
Chief Financial Officer

Cc:          Hilton H. Howell, Jr.
Mark L. Hanson, Esq.
Neil M. Simon, Esq.
BDO USA, LLP.
Atlantic American Corporation
  Audit Committee